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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
                                     AND
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                              ECKERD CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                         OMEGA ACQUISITION CORPORATION
                          J. C. PENNEY COMPANY, INC.
                                   (BIDDERS)

                               ----------------

    COMMON STOCK, $.01 PAR VALUE                       278763 10 7
   (Title of Class of Securities)               (CUSIP Number of Class of
                                                       Securities)

                           CHARLES R. LOTTER, ESQ.
                      EXECUTIVE VICE PRESIDENT, GENERAL
                             COUNSEL AND SECRETARY
                          J. C. PENNEY COMPANY, INC.
                               6501 LEGACY DRIVE
                            PLANO, TEXAS 75024-3698
                                (972) 431-1000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications of Behalf of Bidders)

                               ----------------

                                  Copies to:

                             DENNIS J. BLOCK, ESQ.
                          WEIL, GOTSHAL & MANGES LLP
                               767 FIFTH AVENUE
                           NEW YORK, NEW YORK 10153
                                (212) 310-8000

                               ----------------

                               NOVEMBER 2, 1996
            (Date of event which requires filing of this statement)

                           CALCULATION OF FILING FEE

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
          TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
---------------------------------------------------------------------------
              $1,233,854,510                                 $246,772
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
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 35,252,986 shares of common stock, $.01 par value per share (the "Shares"), at a price per Share of $35.00 in cash. Such number of Shares represents 50.1% of the Shares issued and outstanding as of September 30, 1996.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      None               Filing Party:     Not Applicable
Form or Registration No.:    Not Applicable     Date Filed:       Not Applicable

                        (Continued on following pages)
                              (Page 1 of   Pages)

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

 CUSIP NO. 278763 10 7               14D-1                    PAGE 2 OF

 1 NAME OF REPORTING PERSONS:                           OMEGA ACQUISITION CORPORATION
   S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:     51-0378122

--------------------------------------------------------------------------------

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a) [_]
                                                                     (b) [_]
--------------------------------------------------------------------------------

 3 SEC USE ONLY

--------------------------------------------------------------------------------

 4 SOURCE OF FUNDS:           AF

--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         N/A               [_]
   REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f):
--------------------------------------------------------------------------------

 6 CITIZENSHIP OR PLACE OF ORGANIZATION:                   STATE OF DELAWARE

--------------------------------------------------------------------------------

 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON                                                  10,554,786*
--------------------------------------------------------------------------------

 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
   CERTAIN SHARES
                                                          N/A               [_]
--------------------------------------------------------------------------------

 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)       13%*

--------------------------------------------------------------------------------

10 TYPE OF REPORTING PERSON                                CO

* As of November 2, 1996, Eckerd Corporation, a Delaware corporation (the "Company") and J. C. Penney Company, Inc., a Delaware corporation ("Parent") and owner of all of the issued and outstanding stock of Omega Acquisition Corporation, a Delaware corporation ("Purchaser") entered into an Amended and Restated Stock Option Agreement (the "Stock Option Agreement") pursuant to which the Company granted to the Parent an irrevocable option (the "Stock Option") to purchase up to 10,554,786 shares of common stock, $.01 par value per share, of the Company or such other number of shares of common stock of the Company as equals 15% of the issued and outstanding shares of common stock of the Company at the time of exercise of the Stock Option. The Stock Option Agreement is described more fully in Section 12 of the Offer to Purchase, dated November 7, 1996.

 CUSIP NO. 278763 10 7               14D-1                    PAGE 3 OF

 1 NAME OF REPORTING PERSONS:                                J. C. PENNEY COMPANY, INC.
   S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:          13-5583779

--------------------------------------------------------------------------------

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a) [_]
                                                                     (b) [_]
--------------------------------------------------------------------------------

 3 SEC USE ONLY

--------------------------------------------------------------------------------

 4 SOURCE OF FUNDS:           BK

--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         N/A               [_]
   REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f):
--------------------------------------------------------------------------------

 6 CITIZENSHIP OR PLACE OF ORGANIZATION:                   STATE OF DELAWARE

--------------------------------------------------------------------------------

 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON                                                  10,554,786*
--------------------------------------------------------------------------------

 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
   CERTAIN SHARES
                                                          N/A               [_]
--------------------------------------------------------------------------------

 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)       13%*

--------------------------------------------------------------------------------

10 TYPE OF REPORTING PERSON                                CO

* The footnote on page 2 is incorporated by reference herein.

                                  TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 is filed by Omega Acquisition Corporation, a Delaware corporation ("Purchaser"), and J. C. Penney Company, Inc., a Delaware corporation ("Parent") and the owner of all of the outstanding capital stock of Purchaser, in connection with the offer by Purchaser to purchase 35,252,986 shares of common stock, $.01 par value per Share (the "Shares"), of Eckerd Corporation, a Delaware corporation (the "Company"), or such other number of shares representing 50.1% of the Company's outstanding common stock on the date of purchase, at $35.00 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated November 7, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively (which collectively constitute the "Offer").

  This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on
Schedule 13D with respect to the Stock Option Agreement pursuant to which the Company granted to the Parent the Stock Option. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY

  (a) The name of the subject company is Eckerd Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 8333 Bryan Dairy Road, Largo, Florida 33777.

  (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

  This Statement is filed by Purchaser and Parent. The information set forth on the cover page, under "Introduction," in Section 9 and in Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS WITH THE SUBJECT COMPANY

  (a) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth under "Introduction" and in Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a)-(b) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

  (a)-(e) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a)-(b) The information set forth under "Introduction" and in Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

  The information set forth under "Introduction" and in Sections 9, 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS TO CERTAIN BIDDERS

  The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

  (a) The information set forth under "Introduction" and in Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

  (b)-(c), (e) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

   (a)(1) Offer to Purchase, dated November 7, 1996.
   (a)(2) Letter of Transmittal.
   (a)(3) Notice of Guaranteed Delivery.
   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.
   (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees.
   (a)(6) Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.
   (a)(7) Form of Summary Advertisement, dated November 7, 1996.
   (a)(8) Text of Press Release, dated November 3, 1996, issued by Parent.
   (b)(1) Commitment Letter from Credit Suisse, dated October 31, 1996.
   (c)(1) Amended and Restated Agreement and Plan of Merger, dated as of November 2, 1996, among Parent, Purchaser and the Company.
   (c)(2) Amended and Restated Stock Option Agreement, dated as of November 2,
          1996, by and between the Company and Parent.
   (c)(3) Amendment No. 1, dated as of November 2, 1996, to the Employment
          Agreement dated as of February 4, 1996, by and between the Company and Francis A. Newman.
   (d)    None.
   (e)    Not applicable.
   (f)    None.
   (g)(1) Complaint filed in Ziff v. Eckerd Corporation and J. C. Penney
          Company, Inc. in the Court of Chancery of the State of Delaware in and for New Castle County on November 4, 1996.
   (g)(2) Complaint filed in Morse v. Eckerd Corporation and J. C. Penney
          Company, Inc. in the Court of Chancery of the State of Delaware in and for New Castle County on November 4, 1996.
   (g)(3) Complaint filed in Lubin v. Eckerd Corporation and J. C. Penney
          Company, Inc. in the Court of Chancery of the State of Delaware in and for New Castle County on November 4, 1996.

                                   SIGNATURES

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: November 7, 1996

                                          J. C. Penney Company, Inc.

                                                  /s/ Charles R. Lotter
                                          By: _________________________________
                                            NAME: CHARLES R. LOTTER
                                            TITLE:EXECUTIVE VICE PRESIDENT,
                                                  SECRETARY
                                                  AND GENERAL COUNSEL

                                          Omega Acquisition Corporation

                                                   /s/ Donald A. McKay
                                          By: _________________________________
                                            NAME: DONALD A. MCKAY
                                            TITLE:PRESIDENT

                                 EXHIBIT INDEX

 EXHIBIT                           DESCRIPTION                             PAGE
 -------                           -----------                             ----
 (a)(1)  Offer to Purchase, dated November 7, 1996
 (a)(2)  Letter of Transmittal
 (a)(3)  Notice of Guaranteed Delivery
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9
 (a)(7)  Form of Summary Advertisement, dated November 7, 1996
 (a)(8)  Text of Press Release, dated November 3, 1996, issued by Parent
 (b)(1)  Commitment Letter from Credit Suisse, dated October 31, 1996
 (c)(1)  Amended and Restated Agreement and Plan of Merger, dated as of
         November 2, 1996, among Parent, Purchaser and the Company
 (c)(2)  Amended and Restated Stock Option Agreement, dated as of
         November 2, 1996, by and between the Company and Parent
 (c)(3)  Amendment No. 1, dated as of November 2, 1996, to the
         Employment Agreement dated as of February 4, 1996, by and
         between the Company and Francis A. Newman
 (d)     None
 (e)     Not applicable
 (f)     None
 (g)(1)  Complaint filed in Ziff v. Eckerd Corporation and J. C. Penney
         Company, Inc. in the Court of Chancery of the State of Delaware
         in and for New Castle County on November 4, 1996
 (g)(2)  Complaint filed in Morse v. Eckerd Corporation and J. C. Penney
         Company, Inc. in the Court of Chancery of the State of Delaware
         in and for New Castle County on November 4, 1996
 (g)(3)  Complaint filed in Lubin v. Eckerd Corporation and J. C. Penney
         Company, Inc. in the Court of Chancery of the State of Delaware
         in and for New Castle County on November 4, 1996